082-05087

Givaudan





SUPPL

ANNUAL & FINANCIAL REPORT 2008

3/26

Semi annual Reports

full text to be found on

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Givaudan

HALF YEAR REPORT & FINANCIAL REPORT 2008

GIVAUDAN IN BRIEF

As the leading company in the Flavours and Fragrances industry,

Givaudan creates and manufactures unique and innovative taste and smell solutions.

They are developed for global, regional and local food and beverage manufactures as well as household, personal care and fine fragrance companies. Givaudan's tailor-made flavour and fragrance compounds are a differentiating key element for its customers' successful consumer products.

Givaudan, headquartered in Vernier, Switzerland holds a 25% market share in an industry which is overall valued at around CHF 17 billion. The company has been listed on the SWX Swiss stock exchange since its spin-off in June 2000. It is one of Switzerland's 30 biggest listed companies in terms of market capitalisation.

The company has a leading presence in all major markets and operates through a network of more than 40 subsidiaries in the mature and developing markets of Europe, Africa and the Middle East, North America, Latin America as well as Asia Pacific. This global presence as an industry leader is an important contributor to its success. Givaudan has the critical size and the supply chain to serve its customers seamlessly with innovative products in all regions of the world.

Givaudan attracts some of the best talent in the industry, a key factor for delivering the cutting-edge creative and innovative products which end consumers demand. Givaudan's business strategy has been consistent since its spin-off in 2000. It is focused on delivering long-term sustainable growth through innovation, speed of product development and relentless focus on its customers. Each year, the company re-invests around 10% of its sales into its research and development programme.

The company operates a sustainable business model, considered a key factor to achieve long-term value generation. This enables the company to proactively address possible business opportunities which emerge from different economic, environmental and social developments.

Givaudan has been a consistent first mover and driver of the industry's ongoing consolidation. The company itself is the result of 25 successful mergers and acquisitions over the last 212 years with its first origins dating back to 1796.

What sets Givaudan apart from other companies in the industry is its focus and passion for building successful partnerships with its customers, helped by a deep understanding of their brands and their consumers. Givaudan is known for its ability to consistently deliver new tastes and scents that generate high levels of consumer acceptance and brand loyalty in diverse product categories.

Givaudan's vision is to be the essential source of sensory innovation for our customers, driven by our mutual passion for excellence.

KEY FIGURES

Six months ended 30 June in millions of Swiss francs, except for per share data	Actual 2008	Actual 2007 [c]	Pro forma 2007 [a, c]
Sales	2,095	2,005	2,239
Gross profit	974	952	1,065
as % of sales	*46.5%*	*47.5%*	*47.6%*
EBITDA at comparable basis [d]	472	433	478
as % of sales	*22.5%*	*21.6%*	*21.3%*
EBITDA [b]	444	338	471
as % of sales	*21.2%*	*16.9%*	*21.0%*
Operating profit at comparable basis [d]	273	288	283
as % of sales	*13.0%*	*14.4%*	*12.6%*
Operating profit	238	186	276
as % of sales	*11.4%*	*9.3%*	*12.3%*
Income attributable to equity holders of the parent	94	83	141
as % of sales	*4.5%*	*4.1%*	*6.3%*
Earnings per share – basic (CHF)	13.22	11.72	19.77
Earnings per share – diluted (CHF)	13.11	11.67	19.70
Operating cash flow	93	157	
as % of sales	*4.4%*	*7.8%*	

a) On 2 March 2007 Givaudan acquired 100% control of UK-based Imperial Chemical Industries PLC fragrances and flavours business. The 2007 income statement key figures shown in the table above are pro forma information derived from the Consolidated Income Statement as if the acquisition had occurred on 1 January 2007.

b) EBITDA: Earnings Before Interest (and other financial income and expense), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

c) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 interim financial results (see Note 4 of this interim financial report).

d) Comparable EBITDA and operating profit for 2007 and 2008 exclude acquisition related expenses and non acquisition related expenses (2007 only).

in millions of Swiss francs, except for employee data	30 June 2008	31 December 2007 [a]
Total assets	7,424	7,897
Total liabilities	5,009	5,215
Total equity	2,415	2,682
Number of employees	8,760	8,776

a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this interim financial report).

HIGHLIGHTS

- Sales up 13.5% in local currencies and 4.5% in Swiss francs to CHF 2,095 million
- Sales up 3.0% in local currencies on a comparable pro forma basis
- Comparable pro forma EBITDA margin improved by 1.2 percentage points to 22.5%
- Net profit increased by 13.3% to CHF 94 million
- Integration on track: CHF 50 million of incremental synergies, CHF 35 million cost

INTEGRATION ON TRACK-

SALES BY DIVISION


Sales Flavours 54%
Sales Fragrances 46%

Sales Flavours 54%
CHF 1,133 million

Sales Fragrances 46%
CHF 962 million

Total Sales
CHF 2,095 million

SALES BY REGION


Asia Pacific 21%
Latin America 11%
USA / Canada 24%
EAME 44%

Sales are shown by destination

SALES BY MARKET


Developing 36%
Mature 64%

a) On 2 March 2007 Givaudan acquired 100% control of UK-based Imperial Chemical Industries PLC fragrances and flavours business.
The 2007 sales growth figures shown in the table above are pro forma information derived from the Consolidated Income Statement as if the acquisition had occurred on 1 January 2007.

In the first half year 2008, the business of Givaudan has proven resilient with above market growth in a difficult economic environment.

Sales totalled CHF 2,095 million, representing a growth of 13.5% in local currencies and 4.5% in Swiss francs.

On a pro forma basis – which reflects the combined activity of Givaudan and Quest over the period ending 30 June 2008 and assumes that the acquisition had taken place on 1 January 2007 – sales increased by 3.0% in local currencies and excluding the ongoing portfolio streamlining. Including this effect, sales on a pro forma basis increased 1.7% in local currencies and declined by 6.5% in Swiss francs.

This good performance again reflects the strong complementarities of the combined businesses as well as the effective integration process which created practically no disruption.

The EBITDA and operating profit margins in comparable pro forma terms improved by 1.2 and 0.4 percentage points respectively, despite rising raw material, energy and transportation costs.

Net profit increased by 13.3% to CHF 94 million. Earnings per share were CHF 13.22.

Sales

Fragrance Division sales reached CHF 962 million, growing 14.7% in local currencies and 5.7% in Swiss francs. On a pro forma basis and excluding the impact of discontinued ingredients, sales showed a growth of 1.1% in local currencies and a decrease of 7.0% in Swiss francs. The moderate local currency growth was driven by the solid performance of the Consumer Products business and a double-digit sales growth in specialty ingredients. Sales in Fine Fragrances declined compared to prior year particularly due to heavy de-stocking in the earlier part of the year. Growth in the second quarter, driven by new launches, compensated substantially for this decline.

Flavour Division sales totalled CHF 1,133 million, representing a growth of 12.6% in local currencies and 3.4% in Swiss francs. On a pro forma basis and excluding the discontinuation of commodity ingredients and the St. Louis divestment, sales increased 4.6% in local currencies and declined by 3.9% in Swiss francs.

Asia Pacific reported a single-digit growth rate in the first six months versus good 2007 comparables. Accelerating growth in the second quarter driven by the existing business and new wins in all major segments fuelled sales performance in the European and North American regions. Despite uncertainty about the macro-economic environment in the USA, the region continued to deliver strong incremental revenue from new wins. Latin America delivered strong growth in the second quarter, offsetting a weak performance in the first quarter.

PROFITABILITY FURTHER IMPROVED

Gross Profit
The gross profit margin on a pro forma basis declined from 47.6% to 46.5%. As a result of increasing raw material, energy and transportation costs, Givaudan will continue to pursue price increases, whilst maintaining tight cost control and pursuing further efficiency gains.

Earnings before Interest, Tax, Depreciation and Amortisation
EBITDA increased to CHF 444 million from CHF 338 million, an increase of 31.4%. The EBITDA margin, on a comparable basis, increased to 22.5% from 21.3% in pro forma terms mainly as a result of integration savings. On a comparable basis, the EBITDA was CHF 472 million, slightly below the CHF 478 million in pro forma terms reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the EBITDA on a comparable pro forma basis increased by 6.3%.

Operating Profit
Operating profit rose to CHF 238 million from CHF 186 million last year, an increase of 28.0%.

The operating margin, on a comparable basis, increased to 13.0% from 12.6% in pro forma terms reported last year, mainly as a result of integration savings. On a comparable basis, the operating profit was CHF 273 million, below the CHF 283 million in pro forma terms reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the operating profit on a comparable pro forma basis increased by 8.4%.

Cash Flow
Operating cash flow amounted to CHF 93 million compared to CHF 157 million in 2007, including a step change in the working capital requirements to bring the acquired business to the high Givaudan service level standard, as well as a temporary effect caused by the integration and the SAP implementation projects. Capital expenditures increased to CHF 130 million compared to CHF 110 million last year, mainly driven by integration related investments.

Net Profit
Net profit increased by 13.3% to CHF 94 million, resulting in a margin of 4.5%. Basic earnings per share increased to CHF 13.22.

Integration Progress
The first major phase of the integration has been successfully completed after more than a year, with the complete integration of the commercial and administrative areas. Further progress is being made on the initiatives related to purchasing, supply chain and IT systems.

Incremental savings of CHF 50 million were achieved during the first six months of 2008. The company is well on track to achieve the targeted CHF 130 million savings at the end of 2008. Integration related costs amounted to CHF 35 million in the first six months of the year, in line with the overall plan.

The global business transformation project Outlook – to implement a SAP-based system supporting the supply chain, regulatory and finance processes – is on time and on budget.

In early May, the system went successfully live in France, giving full confidence for the further roll out phases. In 2008 and 2009, all facilities in Europe will be migrated, followed by North America in 2009, Latin America in 2010 and Asia Pacific in 2011.

Outlook
For the full year 2008, Givaudan is confident to grow its sales in line with the market, excluding the ongoing product streamlining and the divestiture of the St. Louis facility in the USA.

The company applies its successful profitability improvement strategy to the new, combined portfolio by streamlining lower value adding products. In 2008, these streamlining activities and the divestiture of St. Louis are expected to amount to CHF 68 million.

Givaudan is confident to achieve the savings target of CHF 200 million by 2010 with total projected integration costs of CHF 440 million. The integration achievements have reinforced Givaudan's confidence that the combined capabilities and talents offer a unique platform for accelerated growth and performance improvement.

The company is well positioned to grow again above market beginning in 2009 and to reach pre-acquisition margin levels by 2010.

FRAGRANCE DIVISION

Six months ended 30 June in millions of Swiss francs	2008	2007[a, c]
Sales to third parties	962	1,038
EBITDA at comparable basis[d]	214	208
as % of sales	*22.3%*	*20.0%*
EBITDA[b]	203	206
as % of sales	*21.1%*	*19.8%*
Operating profit at comparable basis [d]	116	116
as % of sales	*12.1%*	*11.2%*
Operating profit	98	114
as % of sales	*10.2%*	*11.0%*

a) On 2 March 2007 Givaudan acquired 100% control of UK-based Imperial Chemical Industries PLC fragrances and flavours business. The 2007 income statement key figures shown in the table above are pro forma information derived from the Consolidated Income Statement as if the acquisition had occurred on 1 January 2007.

b) EBITDA: Earnings Before Interest (and other financial income and expense), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

c) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 interim financial results (see Note 4 of this interim financial report).

d) Comparable EBITDA and operating profit for 2007 and 2008 exclude acquisition related expenses and non acquisition related expenses (2007 only).

Fragrance Division sales reached CHF 962 million, growing 14.7% in local currencies and 5.7% in Swiss francs. On a pro forma basis and excluding the impact of discontinued ingredients, sales showed a growth of 1.1% in local currencies and a decrease of 7.0% in Swiss francs. The moderate local currency growth was driven by the solid performance of the Consumer Products business and a double-digit sales growth in specialty ingredients. Sales in Fine Fragrances declined compared to prior year particularly due to heavy de-stocking in the earlier part of the year. Growth in the second quarter, driven by new launches, compensated substantially for this decline.

EBITDA increased to CHF 203 million from CHF 122 million last year.

The EBITDA margin, on a comparable basis, increased to 22.3% from 20.0% in pro forma terms mainly as a result of integration savings. On a comparable basis, the EBITDA was CHF 214 million, slightly above CHF 208 million in pro forma terms reported last year, hampered by exchange rate developments and an increase in raw material prices. When measured in local currency terms, the EBITDA on a comparable pro forma basis increased by 10.6%.

Operating profit increased to CHF 98 million from CHF 50 million last year.

The operating margin, on a comparable basis, increased by 0.9% to 12.1% this year versus 11.2% in pro forma terms last year. On a comparable basis, the operating profit remained flat at CHF 116 million versus pro forma operating profit last year, mainly as a result of exchange rate developments and raw material price increases. When measured in local currency terms, the operating profit on a comparable pro forma basis increased by 12.4%.

Fine Fragrances

Fine Fragrance sales came in slightly below prior year in a difficult market environment. The good growth in the second quarter in both Europe and North America reflected the significantly improved momentum over the first quarter, thanks to the launch of new perfumes and the continued strength of the classics. Sales in Latin America grew modestly against strong comparables last year and thanks to a strong presence with key local clients.

Fine Fragrances won three honours at the 36th annual Fragrance of the Year FiFi® awards in the USA: Prada "Infusion d'Iris" won the best "Women's Nouveau Niche" fragrance; Avon's Derek Jeter fragrance was the best "Men's Private Label/Direct Sell fragrance"; and "Interior Scent of the Year" went to Gump's San Francisco Home Collection.

Consumer Products

The Consumer Products business grew against strong prior year comparables, driven by a solid pipeline of wins. The half year sales growth was balanced across international and regional customers.

Sales in Europe delivered good growth thanks to a strong performance in the developing markets of Eastern Europe. Asia Pacific reported good sales growth across all customers groups driven both by new wins and growth of the existing business. Sales growth was especially strong in India and Indonesia. In Latin America, the weakness of sales in Brazil and Argentina was fully offset by a strong development in Mexico. North American sales were maintained against the strong comparables of last year and despite a difficult market environment.

On a worldwide basis, the Fabric Care segment recorded the strongest performance, followed by the Personal Care segment.

Fragrance Ingredients

Sales of Fragrance Ingredients were at the level of last year. Excluding the CHF 6 million impact of discontinued products, sales showed a good growth driven by the strong double-digit sales growth of specialties, with products such as the recently launched Spirogalabanone 10, and other key specialties such as Ambrofix, Lemonile and Nectaryl.

The CHF 6 million streamlining impact was less than the original plan. A change in market conditions allowed Givaudan to increase prices for some of the ingredients which were earmarked for streamlining this year. Givaudan has decided to take full advantage of this situation as long as these products retain a profitable margin and production capacity is available.

The streamlining impact for the full year is now estimated to be at around CHF 14 million compared to the previously announced CHF 42 million.

Fragrance Research

The Global Fragrance Research and Technology team is now fully established around seven core innovation platforms: chemistry, biosciences, delivery systems, malodour management, sensory, perfume performance and analytical excellence.

Fragrance innovation contributed to winning fragrances in the consumer products and fine fragrance businesses. New fragrances, utilising the Neutraq™ and Neutrozone™ ingredients designed to neutralise malodour, were successfully incorporated into air care applications. Unique patented sensory tools and know-how have helped to create fragrances that enhance mood and deliver stronger emotional consumer acceptance.

Givaudan has further developed unique tools to support perfumers in their effort to optimise perfume performance. This will give a strong competitive advantage in creating winning fragrances, for both Consumer Products and Fine Fragrances.

The first half of 2008 saw the successful roll-out of a new encapsulation technology into laundry products. This delivery system protects the fragrance during the washing and drying cycle with the aim to release the fragrance at the key moments for consumers and hence substantially improving the fragrance and product experience.

During this time period, a number of new molecules and natural products were added to our perfumery palette. These included Calypsone™, a molecule with a linear watery melon note with citrus, marine and floral muguet nuances and Cristalon™, a floral fruity note with rosy, plum and apple nuances. Our Innovative Naturals™ programme delivered new starting materials that will enable the exploitation of our biochemistry capability in enriching the ingredients palette for our perfumers.

The TecnoScent joint venture between Givaudan and ChemCom has delivered first promising results in receptor research.

External collaborations are a core part of our programme such as the student fellowship fund which was established with the Swiss Federal Institute of Technology (ETH) based in Zurich in May.

Innovation developments resulted in nine new patent filings in the first half of the year.

FLAVOUR DIVISION

Six months ended 30 June in millions of Swiss francs	2008	2007[a, c]
Sales to third parties	1,133	1,201
EBITDA at comparable basis[d]	258	270
as % of sales	*22.8%*	*22.5%*
EBITDA[b]	241	265
as % of sales	*21.3%*	*22.1%*
Operating profit at comparable basis [d]	157	167
as % of sales	*13.9%*	*13.9%*
Operating profit	140	162
as % of sales	*12.4%*	*13.5%*

a) On 2 March 2007 Givaudan acquired 100% control of UK-based Imperial Chemical Industries PLC fragrances and flavours business. The 2007 income statement key figures shown in the table above are pro forma information derived from the Consolidated Income Statement as if the acquisition had occurred on 1 January 2007.

*b) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income and expense), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.*

c) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 interim financial results (see Note 4 of this interim financial report).

d) Comparable EBITDA and operating profit for 2007 and 2008 exclude acquisition related expenses and non acquisition related expenses (2007 only).

Flavour Division sales totalled CHF 1,133 million, representing a growth of 12.6% in local currencies and 3.4% in Swiss francs. On a pro forma basis and excluding the discontinuation of commodity ingredients and the St. Louis divestment, sales increased 4.6% in local currencies and showed a decline of 3.9% in Swiss francs.

Asia Pacific reported a single-digit growth rate in the first six months versus good 2007 comparables. Accelerating growth in the second quarter driven by growth of the existing business and new wins in all major segments fuelled sales performance in the European and North American regions. Despite uncertainty about the macro-economic environment in the USA, the region continued to deliver strong incremental revenue from new wins. Latin America delivered strong growth in the second quarter, offsetting a weak performance in the first quarter.

EBITDA increased to CHF 241 million from CHF 216 million last year, an increase of 11.6%.

The EBITDA margin, on a comparable basis, increased to 22.8% from last year 22.5% in pro forma terms mainly as a result of integration savings. On a comparable basis, the EBITDA was CHF 258 million, slightly below CHF 270 million in pro forma terms reported last year, mainly as a result of exchange rate developments and an increase in raw material prices. When measured in local currency terms, the EBITDA on a comparable pro forma basis increased by 3.0%.

Operating profit rose to CHF 140 million from CHF 136 million last year.

The operating margin, on a comparable basis, was flat versus last year in pro forma terms at 13.9%. On a comparable basis, the operating profit was CHF 157 million, below the CHF 167 million in pro forma terms reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the operating profit on a comparable pro forma basis increased by 5.4%.

The CHF 24 million streamlining impact was lower than the original plan due to changing market conditions. The streamlining impact for the full year is now estimated to be around CHF 54 million compared to the previously announced CHF 73 million.

Asia Pacific

Sales in Asia Pacific grew during the first six months against a good prior year comparable. All key countries in the region reported a good performance with the exception of Japan, which was impacted by weak beverage consumption. Recent new wins in Japan should have a favourable impact during the second half of this year. Developing markets continued to be positive and posted strong double-digit growth rates in India and Indonesia. From a business segment perspective, new wins in Savoury drove double-digit gains while both Sweet Goods and Snacks achieved mid single-digit growth.

Europe, Africa, Middle East (EAME)

European sales continued to build on the strong momentum from the first quarter, resulting in a strong mid single-digit growth rate for the first six months. Business in the developing markets of Eastern Europe, Africa and Middle East delivered strong double-digit growth, particularly in the segments of Savoury and Snacks. Western European markets continued their solid performance from the first quarter. All segments reported positive growth with Snacks, Savoury and Beverage leading the way as a result of new wins and good growth of the existing business.

North America

First half sales in North America posted a mid single-digit growth rate as a result of solid Snack, Savoury and Dairy growth coupled with significant wins in the Foodservice segment. Despite the economic slow down in the USA, the North American business continued to build momentum and delivered strong incremental revenue from new wins, especially in the Snack and Dairy segments.

Latin America

Latin American sales grew slightly in the first half of 2008. The strong second quarter sales growth across all markets in the region could offset a negative first quarter performance. Strong gains in the main markets of Argentina, Brazil and Mexico were realised due to new wins, especially with key regional accounts.

Flavour Research

The Global Flavour Science and Technology organisation has completed the harmonisation of the research platforms and projects. The team is focused on leveraging the combined strengths of the new organisation in five key areas: ingredients, analytical, delivery, and flavour science and process research.

Health- and Wellness-related flavouring programmes continued to be the major focus for the Research and Development organisation. Biogenerated building blocks which capitalise on Givaudan's expertise in fermentation, together with a number of unique, proprietary molecules have been developed to amplify saltiness. Those new ingredients enable the creative teams to deliver taste solutions to our customers which allow them to remove almost half of sodium chloride in their products. More importantly, these sodium-reduced products perform well in consumer preference tests.

The knowledge gained has enabled Givaudan to make systematic improvements in product quality with natural ingredients that meet or exceed customer expectations. Sales of Givaudan taste solutions increased by 30% in the first half of the year as compared to the same period last year.

A Natural Products programme has led to several interesting discoveries which will influence the creation of authentic vanilla flavouring compositions. A series of newly identified volatile molecules and two taste components provide an expanded vanilla palette for the flavourists. These materials have received regulatory approval and will facilitate the creation of superior signature vanilla flavours.

This year, the Natural Products team visited several remote areas in southern China to collect botanical samples, focusing the analysis on the discovery of natural sweetness enhancers. These efforts have led to some interesting lead compounds. In addition, investigation of high quality green tea, undertaken in conjunction with the Tea Institute of China, resulted in unique building blocks for flavour creation.

Givaudan is currently engaged in over 25 active collaborations with academic and industrial partners. These span a broad spectrum of investigative arenas including food chemistry, taste transduction and genetics, ingredient development and instrumental analysis.

Givaudan continues to expand its network of external partners dedicated to the discovery of molecules and basic knowledge which can influence control of taste perception. Development of a number of patented receptor probes has given Givaudan a leading edge to understand which structural elements are necessary to trigger the receptor responses desired.

A joint collaboration with the US National Institute of Health has been established to investigate the correlation between sweet taste sensitivity and genetic differences found in the taste receptors within different human populations. This could have a profound effect on human dietary preferences and associated health consequences.

The Redpoint Bio collaboration has generated considerable knowledge on modulation of sweet and bitter taste perception through the TRPM5 channel. Early results indicate that this will be a useful approach for discovery of molecules which influence taste perception.


HALF YEAR
FINANCIAL REPORT
2008

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Income Statement for the Six Months Ended 30 June

in millions of Swiss francs, except for per share data	Note	2008	2007[a]
Sales	5	2,095	2,005
Cost of sales		(1,121)	(1,053)
▶ **Gross profit**		974	952
as % of sales		*46.5%*	*47.5%*
Marketing, development and distribution expenses	6	(488)	(492)
Administration expenses		(66)	(69)
Amortisation of intangible assets		(132)	(92)
Share of loss of jointly controlled entity		-	
Other operating income (expenses), net	7	(50)	(113)
▶ **Operating profit**	5	238	186
as % of sales		*11.4%*	*9.3%*
Financing costs	3, 8	(67)	(66)
Other finance income (expenses), net		(41)	18
▶ **Income before taxes**		130	138
Income taxes		(35)	(54)
▶ **Income for the period**		95	84
▶ **Attribution:**			
Income attributable to minority interest		1	1
Income attributable to equity holders of the parent		94	83
as % of sales		*4.5%*	*4.1%*
▶ **Earnings per share – basic (CHF)**		13.22	11.72
▶ **Earnings per share – diluted (CHF)**		13.11	11.67

The notes on pages 16 to 19 form an integral part of this condensed interim financial information.

a) *The final valuation of the Quest International purchase price allocation occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 interim financial results (see Note 4).*

Consolidated Balance Sheet

in millions of Swiss francs	Note	30 June 2008	31 December 2007[a]
Cash and cash equivalents		266	359
Available-for-sale financial assets		166	159
Accounts receivable – trade		783	748
Inventories		792	780
Current income tax assets		14	19
Derivative financial instruments		40	25
Derivatives on own equity instruments		25	39
Other current assets		121	113
▶ **Current assets**		**2,207**	**2,242**
Property, plant and equipment		1,521	1,588
Intangible assets		3,315	3,675
Deferred income tax assets		146	157
Assets for post-employment benefits		25	21
Jointly controlled entity		9	9
Other long-term assets		201	205
▶ **Non-current assets**		**5,217**	**5,655**
▶ **Total assets**		**7,424**	**7,897**
Short-term debt	9	407	228
Provisions		33	41
Accounts payable – trade and others		303	381
Current income tax liabilities		37	57
Derivative financial instruments		34	4
Financial liability: own equity instruments		34	15
Accrued payroll & payroll taxes		104	135
Accrued and other current liabilities		158	152
▶ **Current liabilities**		**1,110**	**1,013**
Long-term debt	3	3,301	3,491
Provisions		76	91
Liabilities for post-employment benefits		159	227
Deferred income tax liabilities		294	316
Other non-current liabilities		69	77
▶ **Non-current liabilities**		**3,899**	**4,202**
▶ **Total liabilities**		**5,009**	**5,215**
Share capital		73	73
Retained earnings and reserves	10	3,136	3,181
Hedging reserve		28	9
Own equity instruments	3, 11	(168)	(178)
Fair value reserve for available-for-sale financial assets		8	18
Cumulative translation differences		(668)	(428)
Total equity attributable to equity holders of the parent		**2,409**	**2,675**
Minority interest		**6**	**7**
▶ **Equity**		**2,415**	**2,682**
▶ **Total liabilities and equity**		**7,424**	**7,897**

The notes on pages 16 to 19 form an integral part of this condensed interim financial information.

a) The final valuation of the Quest International purchase price allocation occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4).

Consolidated Statement of Changes in Equity for the Six Months Ended 30 June

in millions of Swiss francs – 2008	Note	**Share Capital**	**Restricted retained earnings and reserves**	**Unrestricted retained earnings and reserves**	**Own equity instruments**	**Hedging reserve**	**Fair value reserve for available-for-sale financial assets**	**Currency translation differences**	**Equity attributable to equity holders of the parent**	**Minority interest**	**Total**
▶ **Balance at 1 January 2008**		73	325	2,856	(178)	9	18	(428)	2,675	7	2,682
Available-for-sale financial assets											
- Movement on fair value, net							(11)		(11)		(11)
- Movement on deferred taxes on fair value adjustments							1		1		1
- Removed from equity and recognised in the income statement							-		-		-
Cash flow hedges											
- Fair value adjustments in year						21			21		21
- Removed from equity to the income statement (financing costs)						(2)			(2)		(2)
Change in currency translation								(240)	(240)	(2)	(242)
▶ **Net gains (losses) not recognised in the income statement**						19	(10)	(240)	(231)	(2)	(233)
Net income				94					94	1	95
▶ **Total recognised income and expenses for the year**				94		19	(10)	(240)	(137)	(1)	(138)
Capital increase from conditional capital											
Dividends paid	10			(139)					(139)		(139)
Transfer from restricted reserve			(14)	14							
Movement on own equity instruments, net	11				10				10		10
▶ **Net changes in other equity items**			(14)	(125)	10				(129)		(129)
▶ **Balance at 30 June 2008**		73	311	2,825	(168)	28	8	(668)	2,409	6	2,415

The notes on pages 16 to 19 form an integral part of this condensed interim financial information.

a) *The final valuation of the Quest International purchase price allocation occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 interim financial results (see Note 4).*

in millions of Swiss francs – 2007	Note	Share Capital	Restricted retained earnings and reserves	Unrestricted retained earnings and reserves	Own equity instruments	Hedging reserve	Fair value reserve for available-for-sale financial assets	Currency translation differences	Equity attributable to equity holders of the parent	Minority interest	Total
▶ Balance at 1 January 2007		72	280	2,900	(136)	52	19	(394)	2,793	3	2,796
Available-for-sale financial assets											
- Movement on fair value, net							9		9		9
- Movement on deferred taxes on fair value adjustments							2		2		2
- Removed from equity and recognised in the income statement							(2)		(2)		(2)
Cash flow hedges											
- Fair value adjustments in year						(25)			(25)		(25)
- Removed from equity to the income statement (financing costs)											
Change in currency translation								67	67		67
▶ Net gains (losses) not recognised in the income statement						(25)	9	67	51		51
Net income				83					83	1	84
▶ Total recognised income and expenses for the year				83		(25)	9	67	134	1	135
Capital increase from conditional capital		1	42		(43)						
Dividends paid	10			(134)					(134)		(134)
Transfer from restricted reserve			2		(2)						
Minority arising from Business Combination										3	3
Movement on own equity instruments, net	11				6				6		6
▶ Net changes in other equity items		1	44	(134)	(39)				(128)	3	(125)
▶ Balance at 30 June 2007		73	324	2,849	(175)	27	28	(327)	2,799	7	2,806

The notes on pages 16 to 19 form an integral part of this condensed interim financial information.

a) *The final valuation of the Quest International purchase price allocation occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 interim financial results (see Note 4).*

Consolidated Cash Flow Statement for the Six Months Ended 30 June

in millions of Swiss francs	Note	2008	2007
Result attributable to equity holder of the parent		94	83
Non-operating income and expenses		144	103
▶ **Operating profit**		**238**	**186**
Depreciation of property, plant and equipment		67	55
Amortisation of intangible assets		132	92
Impairment of long lived assets		7	5
Other non-cash income and expenses		(3)	64
▶ **Adjustments for non-cash items**		**203**	**216**
(Increase) decrease in inventories		(85)	(37)
(Increase) decrease in accounts receivable		(94)	(94)
(Increase) decrease in other current assets		(12)	(17)
Increase (decrease) in accounts payable		(46)	173
Increase (decrease) in other current liabilities		(7)	(189)
▶ **(Increase) decrease in working capital**		**(244)**	**(164)**
Income taxes paid		(60)	(65)
Other operating cash flows, net		(44)	(16)
▶ **Cash flows from (for) operating activities**		**93**	**157**
Increase (decrease) in long-term debt, net		(143)	2,343
Increase (decrease) in short-term debt, net		194	366
Interest paid		(67)	(49)
Dividends paid	10	(139)	(134)
Purchase and sale of own equity instruments, net	11	23	4
Others, net		(12)	(6)
▶ **Cash flows from (for) financing activities**		**(144)**	**2,524**
Purchase of property, plant and equipment and intangible assets		(130)	(110)
Acquisition of subsidiary, net of cash acquired	4	53	(2,754)
Disposal of subsidiary, net of cash disposed	7	16	
Proceeds from the disposal of property, plant and equipment and intangible assets		2	(1)
Interest received		5	5
Dividends received		-	1
Purchase and sale of available-for-sale financial assets, net		(27)	105
Purchase and sale of derivative financial instruments, net		86	(47)
Others, net		(35)	(33)
▶ **Cash flows from (for) investing activities**		**(30)**	**(2,834)**
▶ **Net increase (decrease) in cash and cash equivalents**		**(81)**	**(153)**
Net effect of currency translation on cash and cash equivalents		(12)	5
▶ **Increase (decrease) in cash and cash equivalents**		**(93)**	**(148)**
Cash and cash equivalents at the beginning of the period		359	424
▶ **Cash and cash equivalents at the end of the period**		**266**	**276**

The notes on pages 16 to 19 form an integral part of this condensed interim financial information.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Group organisation

Givaudan SA and its subsidiaries (hereafter 'the Group'), operate under the name Givaudan. Givaudan SA is a limited liability company incorporated and domiciled in Switzerland. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries and branches in more than 40 countries. World-wide, it employs over 8,700 people.

On 2 March 2007 Givaudan acquired 100% control of the UK-based Imperial Chemical Industries PLC fragrance and flavour business, Quest International, for CHF 2.8 billion. The Group is listed on the SWX Swiss Exchange [GIVN].

2. Basis of preparation of financial statements

These financial statements are the interim condensed consolidated financial statements (hereafter 'the interim financial statements') of the Group for the six month period ended 30 June 2008 (hereafter 'the interim period'). They are prepared in accordance with, and comply with, the International Accounting Standard 34 "Interim Financial Reporting".

The interim financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. These interim financial statements should be read in conjunction with the 2007 consolidated financial statements as they provide an update of the most recent financial information available.

Income tax expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

These interim financial statements are not audited. Givaudan SA's Board of Directors approved these interim financial statements on 31 July 2008.

3. Accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in the annual financial statements for the year ended 31 December 2007, with the exception of IFRIC 11 "IFRS 2 Group and Treasury Share Transaction", IFRIC 12 "Service Concession arrangements" and IFRIC 14 "IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction". These interpretations have been adopted by the Group and have no effect on the interim financial statements.

As a result of a change in the underlying transactions of a foreign subsidiary, the Group has changed the functional currency designation of this subsidiary from Euro to Swiss francs.

At 1 January 2008, this subsidiary held in total CHF 849 million of goodwill and process-oriented technology intangible assets from the Quest acquisition. The change is effective prospectively as from 1 January 2008.

For the year ended 2007, the Group voluntarily reviewed the accounting policy regarding the Mandatory Convertible Securities (hereafter MCS) and has adjusted accordingly the comparative information of the interim financial statements to more precisely represent the substance of the transaction (to consider a component of the MCS as a liability instead of as equity).

This change in accounting policy resulted in the following changes to the 2007 interim financial statements:

Increase in equity	CHF 55 million
Decrease in long term debt	CHF 49 million
Increase in financing costs	CHF 6 million
Decrease in deferred income tax liability	CHF 2 million
Decrease in income tax	CHF 2 million
Decrease in earnings per share – basic	CHF 0.57
Decrease in earnings per share – diluted	CHF 0.57

4. Quest acquisition

Information on Quest and Givaudan profit or loss, after 2 March 2007, taken separately, cannot be provided due to the rapid integration of both organisations. The integration of Givaudan and Quest involved all aspects of the business activities such as commercial development, manufacturing, commercial, finance and IT; which rendered the separate disclosure of the activities impracticable.

Details of net assets acquired and goodwill are as follows:

in millions of Swiss francs	2007	2008 adjustments	Total
Cash paid	2,801		2,801
Acquisition related direct costs	20		20
▶ Total cash paid	2,821		2,821
Purchase price adjustment	58	(53)	5
▶ Total cash consideration	2,879	(53)	2,826
Assumed debt	(255)		(255)
▶ Total purchase cost	2,624	(53)	2,571
Cash in subsidiaries acquired	64		64
Fair value of net identifiable assets acquired	1,209	-	1,209
▶ Net assets acquired	1,273	-	1,273
▶ Goodwill	1,351	(53)	1,298

Adjustments to the 2007 published half year figures:

Fair value of net identifiable assets acquired

The finalisation of the fair value of the intangible assets resulted in a decrease of CHF 43 million in the total intangible assets and a decrease in the amortisation of CHF 1 million in the income statement as of 30 June 2007. These changes resulted in an increase of the basic earnings per share of CHF 0.14 and an increase of the diluted earnings per share of CHF 0.14.

2008 adjustments:

Purchase price adjustment

ICI PLC contributes to pension adjustments as per the agreement between Givaudan and ICI PLC to acquire Quest International and these adjustments change the total cash consideration. Such adjustments were not incorporated in the initial purchase price allocation as they could not be measured reliably. The total adjustment to the cost of combination amounted to CHF 53 million as of 30 June 2008.

Fair value of net identifiable assets acquired

The final allocation of the Quest related intangible assets amongst subsidiaries with different fiscal jurisdictions occurred after the year end 2007 and within the 12 months of the date of acquisition. This resulted in a decrease of CHF 28 million in deferred taxes liability.

The finalisation of the fair value of certain pension plans resulted in an increase of CHF 40 million of the pension liability and a decrease of CHF 12 million in the deferred tax liability.

Goodwill

in millions of Swiss francs	Preliminary value	Purchase price adjustments	Intangible assets adjustments	Pension adjustments	Final
Total purchase cost	2,624	(53)			2,571
Fair value of net identifiable assets acquired	1,273		(28)	28	1,273
Goodwill	1,351	(53)	28	(28)	1,298

5. Segment information

Six months ended 30 June 2008, in millions of Swiss francs	Fragrances	Flavours	Group
Sales to third parties	962	1,133	2,095
EBITDA [a]	203	241	444
as % of sales	*21.1%*	*21.3%*	*21.2%*
Operating profit	98	140	238
as % of sales	*10.2%*	*12.4%*	*11.4%*

a) EBITDA: Earnings Before Interest (and other financial income and expense), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

Six months ended 30 June 2007, in millions of Swiss francs	Fragrances [b]	Flavours [b]	Group [b]
Sales to third parties	909	1,096	2,005
EBITDA [a]	122	216	338
as % of sales	*13.4%*	*19.7%*	*16.9%*
Operating profit	50	136	186
as % of sales	*5.5%*	*12.4%*	*9.3%*

a) EBITDA: Earnings Before Interest (and other financial income and expense), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

b) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 interim financial results (see Note 4).

6. Marketing, development and distribution expenses

In the six months ended 30 June 2008, the expenses for product development and research activities amounted to CHF 169 million (2007: CHF 180 million) and are included in the income statement under marketing, development and distribution expenses.

7. Other operating income (expenses), net

On 14 February 2008, Givaudan announced that it has sold its St. Louis (USA) based food ingredient business and manufacturing facility to Performance Chemicals & Ingredients Company (PCI). The facility produces flavour bases and fruit preparations used by dairy companies in the production of ice cream. The divestiture does not include the vanilla extract and flavour business which will continue to be a part of the Givaudan product portfolio.

In the six months ended 30 June 2008, the Group incurred significant expenses in connection with the combination with Quest International. Integration related charges of CHF 28 million (2007: CHF 95 million) and asset impairments of CHF 7 million (2007: CHF 5 million) have been recognised in the line other operating income (expenses), net.

8. Financial income and financing costs

In the six months ended 30 June 2008, the Group incurred interest expenses of CHF 64 million (2007: CHF 55 million) mainly as a result of increased debt following the acquisition of Quest International.

9. Debt

A USD 30 million instalment of the private placement made by Givaudan United States was redeemed in May 2008.

10. Dividend distribution

At the Annual General Meeting held on 26 March 2008, the distribution of an ordinary dividend of CHF 19.50 gross per share (2007: ordinary dividend of CHF 18.80 gross per share) was approved. The ordinary dividend was paid on 31 March 2008.

11. Own equity instruments

The Group holds own equity instruments and derivatives on own shares mainly to cover the anticipated obligations related to the executive share option plans. On 30 June 2008, the Group held 158,196 (2007: 171,031) own shares, as well as derivatives on own shares equating to a net short position of 272,492 shares (2007: net short position of 151,260 shares).

CONTACT

Givaudan SA
Chemin de la Parfumerie 5
CH – 1214 Vernier, Switzerland
www.givaudan.com

General information:
T + 41 22 780 91 11
F + 41 22 780 91 50

Media and investor relations:
T + 41 22 780 90 53
F + 41 22 780 90 90

Share registry:
SAG SEGA Aktienregister AG
Postfach
CH-4601 Olten
Switzerland
T + 41 62 205 36 95
F + 41 62 205 39 66

The Givaudan Half Year Report is published in English, German and French
The Givaudan Half Year Financial Report is published in English

Printed in Switzerland


FSC
100%
Issu de forêts bien gérées.
www.fsc.org
© 1996 Forest Stewardship Council

Management Transactions

information to be found on

http://www.swx.com/admission/being_public/mtrans/publication_en.html.

Disclosure of shareholding

information to be found on

http://www.swx.com/admission/being_public/disclosure/major_shareholders_en.html?fromDate=19980101&issuer=Givaudan+SA

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, UBS AG, Bahnhofstrasse 45, 8098 Zürich, Switzerland and several of its affiliated companies worldwide, being all investment management companies and/or banks, informed Givaudan SA, 5 chemin de la Parfumerie 1214 Vernier Switzerland, that they held, pursuant to a change in the composition of their organised group on 1 October, 2008, acting in concert as affiliates of the same group, the following securities:

A) 378'594 Givaudan SA registered shares (representing potentially 5.21% of voting rights).

B) 523'548 acquisition derivatives on Givaudan SA's shares (representing potentially 523'072 voting rights – 7.19%)

The total of A + B represents potentially 901'666 voting rights (12.40%).

C) 4'479'772 sales derivatives on Givaudan SA's shares (representing potentially 219'425 voting rights – 3.02%).

This shareholding disclosure publication has been made in an abbreviated form following the recommendation of SWX Swiss Exchange Disclosure Office dated 29 August 2008.

To obtain the full list of companies holding the above mentioned securities, and the characteristics of the latter, please contact: Roberto Garavagno, Deputy Group Counsel, Givaudan SA, 5, ch. de la Parfumerie, 1214 Vernier Suisse. Tel : +41 22 780 9646 Fax : +41 22 780 91 96. E-mail: roberto.garavagno@givaudan.com.

For more details on UBS AG's notification you may also contact Jasmin Gaehler, EUR1 – 3.2315 WNGW-LB6, Postfach 8098 Zürich Switzerland; tel. +41 44 239 6201.

Vernier 08 October 2008

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(The following press release from Givaudan SA was received by e-mail. The sender verified the statement.)

-0- Oct/08/2008 13:51 GMT

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Garmore Investment Ltd, Gartmore House, 8 Fenchurch Place, London, EC3M 4PB, England, an investment management company, has notified Givaudan SA, 5, chemin de la Parfumerie, 1214 Vernier, Switzerland, that it held, through the acquisition of shares on 5 June 2008, a total of 221'233 Givaudan SA's registered shares, representing potentially 3.04% of voting rights.

For further information please contact: Roberto Garavagno, Deputy Group Counsel, Givaudan SA, 5, ch. de la Parfumerie, 1214 Vernier Suisse. Tel : +41 22 780 9646 Fax : +41 22 780 91 96. E-mail: roberto.garavagno@givaudan.com

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The attached is an image reproduction of a press release issued by Givaudan SA and received via e-mail. The release was confirmed by the sender.

-0- Jun/11/2008 13:09 GMT

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss rules on shareholding disclosure, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, informs that pursuant to the acquisition on 22 May 2008 of 46'146 long calls (value date 26.05.2008) and 91'976 short calls (value date 26.05.2008) on its own stock (for the purpose of its stock option plan), it held on 22 May 2008 the participations detailed below:

1. Givaudan SA shares	**Voting rights**	**ISIN**
157'576	2.17%	GIVN CH0010645932
2. Long calls	**Voting rights**	**Characteristics** (issuer; underlying;ratio; strike; maturity; type)
6'760	0.09%	UBS; GIVN; 1:1; 656.4; 18.03.2009; European
33'644	0.46%	UBS; GIVN; 1:1; 805; 22.03.2010; European
53'875	0.74%	UBS; GIVN; 1:1; 1050; 07.03.2011; European
62'870	0.87%	UBS; GIVN; 1:1; 1250; 05.03.2012; European
46'145	0.63%	UBS; GIVN; 1:1; 1160; 04.03.2013; European
2'200	0.003%	GIVAB CH0021261695 10:1
Total		
205'494	2.79%	
3. Short puts		
15'000	0.21%	Bank am Bellevue; GIVN; 1:1; 1000; 20.06.08; European
10'000	0.14%	Bank am Bellevue;; GIVN; 1:1; 950; 20.06.2008; European
10'000	0.14%	Bank am Bellevue;; GIVN; 1:1; 975; 20.06.2008; European
7'500	0.10%	Bank am Bellevue;; GIVN; 1:1; 975; 30.05.2008; European
Total		
42'500	0.58%	
TOTAL 2 + 3		
247'994	3.37%	
TOTAL 1 + 2 + 3		
405'570	5.54%	
4. Short calls		
18'080	0.25%	UBS; GIVN; 1:1; 656.4; 18.03.2009; European.
106'480	1.47%	UBS; GIVN; 1:1; 805; 22.03.2010; European.
103'100	1.43%	UBS; GIVN; 1:1; 1050; 07.03.2011; European.
121'720	1.68%	UBS; GIVN; 1:1; 1250; 05.03.2012; European.
91'976	1.27%	UBS; GIVN; 1:1; 1160; 04.03.2013; European
Total		
441'356	6.07%	

For further information please contact: Roberto Garavagno, Deputy Group Counsel, Givaudan SA, 5, ch. de la Parfumerie, 1214 Vernier Suisse. Tel : +41 22 780 9646 Fax : +41 22 780 91 96. E-mail: roberto.garavagno@givaudan.com

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The attached is an image reproduction of a press release issued by Givaudan SA and received via e-mail. The release was confirmed by the sender.

-0- May/27/2008 09:14 GMT

GIVAUDAN SA

Shareholding disclosure
In accordance with the Swiss Stock Exchange Act,

Capital Group Companies Inc, 333 South Hope Street, Los Angeles, CA, USA
Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA, USA
Capital Guardian Trust Company, 333 South Hope Street, Los Angeles, CA, USA
Capital International Ltd, Grosvenor Place, London, UK
Capital International Inc, 11100 Santa Monica Blvd, Los Angeles, CA, USA
Capital International SA, 3 place des Bergues, 1201 Geneva Switzerland

being all investment management companies, have notified Givaudan SA, 5, chemin de la Parfumerie, 1214 Vernier, Switzerland, that they held, through the acquisition of shares on 10 March 2008, acting in concert as affiliates of the same group, a total of 231'327 Givaudan SA's registered shares, representing potentially 3.18% of voting rights.

For further information please contact: Roberto Garavagno, Deputy Group Counsel, Givaudan SA, 5, ch. de la Parfumerie, 1214 Vernier Suisse. Tel : +41 22 780 9646 Fax : +41 22 780 91 96. E-mail: roberto.garavagno@givaudan.com

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Angefuegt ist eine bildliche Wiedergabe einer Pressemitteilung der Givaudan SA, die wir per Email erhalten haben. Der Urheber hat diese Pressemitteilung bestaetigt.

Provider ID: 00000851
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Invitation to AGM

Notice of dividend payment

Information for Register of Commerce

Givaudan

Givaudan SA
5, chemin de la Parfumerie
1214 Vernier
Switzerland

Date : 10 March 2009

ANNUAL INFORMATION UPDATE
GIVAUDAN SA

In accordance with Art. 24 of the Additional Rules for the Listing on the SWX "EU-Compatible" Segment, Givaudan SA provides hereby its Annual Information Update relating to information that has been published from 14th March 2008 until 10 March 2009.

Although the information provided hereby was up to date at the time of its publication, some of it may now be outdated.

The information is classified and presented as follows:

Media Releases
Full text provided hereby.

Annual and semi annual reports
Table of contents provided hereby. Full text can be found on Givaudan.com's investor center.

Management transactions
All disclosures relating to management transactions can be found on the SWX Swiss Exchange website at *www.swx.com/admission/being_public/mtrans/publication_en.html.*

Shareholding disclosure
All shareholding disclosure information concerning Givaudan can be found on the SWX Swiss Exchange website at
www.swx.com/admission/being_public/disclosure/major_shareholders_en.html?fromDate=19980101&issuer=Givaudan+SA

Invitations to the Annual General Meeting / Notices of dividend payment
Full text provided hereby.

General commercial information (abstracts from Commercial Register, public notices)
Full text provided hereby.

Other general information relating to Givaudan SA may be found on SWX Swiss Exchange Website at
www.swx.com/admission/listing/equity_market/issuer_information_en.html?id=11181

Media Releases



Givaudan announces the issue of a 4.25 % CHF Domestic Bond of CHF 300 million

Geneva, 19 February 2009. Givaudan SA announces today the issue of a CHF 300 million straight bond in the Swiss franc domestic market.

The bond carries a 4.25 % coupon and has a maturity of 5 years. The proceeds of the bonds will be used to refinance certain private placements and part of the debt raised in connection with the acquisition of Quest

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com



Full Year 2008 Results - Givaudan delivers solid results in a challenging environment

- 6.7% sales growth in local currencies
- 2.5% pro forma sales growth in local currencies, excluding streamlining
- Integration ahead of plan, CHF 140 million of savings at the end of 2008
- Comparable EBITDA margin at 20.6% (20.9% in 2007)
- Net profit on actual basis increased to CHF 111 million
- Earnings per share on actual basis CHF 15.61 up from CHF 13.12
- Proposed dividend targeted at CHF 20.00, paid in cash and equity

Geneva, 17 February 2009. In 2008, Givaudan group sales totalled CHF 4,087 million, an increase of 6.7% in local currencies and a decrease of 1.1% in Swiss francs compared to the previous year. On a pro forma basis, and, excluding the impact of the ongoing portfolio streamlining, sales increased by 2.5% in local currencies. Including this effect, sales on pro forma basis increased by 1.0% in local currencies and decreased by 6.4% in Swiss francs.

The Fragrance Division sales were CHF 1,898 million, an increase of 7.9% in local currencies and a decrease of 0.1% in Swiss francs versus 2007. On a pro forma basis, and, excluding the impact of discontinued ingredients, sales grew by 1.7% in local currencies

Sales of the Flavour Division were CHF 2,189 million, an increase of 5.8% in local currencies and a decrease of 2.0% in Swiss francs compared to the previous year. On a pro forma basis, and, excluding the streamlining of commodity ingredients and the St. Louis divestment, sales increased by 3.1% in local currencies.

Gross Margin

The gross profit margin on a pro forma basis declined from 47.1% to 45.6% as a result of exceptional increases in raw material, energy and transportation costs. Although basic commodity and energy prices fell towards the end of 2008, the impact of this on Givaudan input costs will only be felt once these reductions work through the global supply chain.

EBITDA (Earnings before Interest, Tax, Depreciation and Amortisation)

The EBITDA increased to CHF 765 million in 2008 from CHF 680 million in 2007, an increase of 12.5%. The EBITDA margin, on a comparable basis, was 20.6% in 2008, compared to 20.9% in pro forma terms reported last year. The incremental integration savings of CHF 90 million in 2008 partially compensated for the continued pressure on the gross profit margin. On a comparable basis, the EBITDA was CHF 842 million in 2008, below the CHF 911 million in pro forma terms reported last year, mainly as a result of exchange rate developments.

Operating income

The operating income increased to CHF 379 million from CHF 322 million last year, an increase of 17.7%. The operating margin, on a comparable basis, was flat at 11.9% in 2008 versus 2007. On a comparable basis, the operating income was CHF 486 million in 2008, below the CHF 521 million in pro forma terms reported last year, mainly as a result of exchange rate developments.

Financial Performance

Financing costs were CHF 153 million in 2008, up by CHF 12 million from 2007. This was primarily due to the Group taking a full twelve month charge on the debt incurred in the Quest International acquisition. Other financial expense, net of income was CHF 71 million in 2008, versus CHF 16 million in 2007. In 2008, Givaudan incurred significant hedging costs as well as some exchange rate losses as a result of extreme currency volatility.
The Group's income taxes as a percentage of income before taxes were 28% in 2008, versus 43% in 2007. In 2007 a one time,

non cash tax adjustment of CHF 28 million impacted the income tax rate, excluding this adjustment the income tax rate would have been 26%. This increase in the underlying tax rate was as a result of certain integration related activities, which occured in different tax jurisdictions in 2008.

Net Income

In actual terms, the net income increased by 19.4% from CHF 93 million in 2007 to CHF 111 million in 2008. This represents 2.7% as a percentage of sales in 2008, versus 2.3% in 2007. Basic earnings per share increased to CHF 15.61 in 2008 from CHF 13.12 in the previous year. Adjusted for the integration expenses and intangible amortisation the EPS would have been CHF 51.20.

Cash Flow

Givaudan delivered an operating cash flow of CHF 541 million, up CHF 9 million on 2007. Total net investments in property, plant and equipment were CHF 194 million, flat versus 2007, mainly driven by investments to integrate the Quest business. The company completed the investment in the Consumer Products Creation Centre in the USA, and acquired a previously leased facility in Paris. France. Intangible asset additions were CHF 76 million in 2008, a significant portion of this investment being in the company's ERP project, based on SAP. Implementation was completed in three countries, France, Switzerland and Germany, covering 35% of expected final end users. Operating cash flow after investments was CHF 271 million in 2008.
Cash flow management during 2008 allowed the company to reduce its net debt from CHF 2,621 million in 2007 to CHF 2,438 million in 2008.

Dividend

The Board of Directors will recommend to the Annual General Meeting on 26 March 2009 to make a distribution to the shareholders in the aggregate amount of approximately CHF 20.00 per share. The distribution will consist of a cash dividend of CHF 10.00 and the issue of one shareholder's warrant per share. A certain number of warrants (ratio to be determined) will give the right to receive one share of Givaudan SA by paying the strike price, which shall be not less than 50% of the prevailing share price at the time of the issue of the warrant. The warrants will be traded at the SIX Swiss Exchange for a limited period of time. Further information will be provided together with the invitation to the Annual General Meeting.

Integration of Quest International

After completing the first phase of the integration, which mainly focused on the commercial integration, Givaudan made further progress in the more complex consolidation of its global site network. Many projects which will support the identified future growth strategies, were successfully completed.

In the Fragrance Division, the existing North American Creation Centre was transferred to a new, larger site with enhanced consumer testing facilities, located in East Hanover, New Jersey, USA. In Europe, we expanded our Creation Centre in Argenteuil, France, in order to consolidate all creative activities at this site during 2009.

In the US, Givaudan consolidated its compounding activities into one expanded facility in Mount Olive, New Jersey. The first investment phase was completed at the chemical ingredient manufacturing plant in Pedro Escobedo, Mexico. The fragrance ingredients manufacturing site in Lyon, France, will be closed by end March 2009.

In the Flavour Division, the production at the Pedro Escobedo site in Mexico was transferred to the expanded Cuernavaca site. Continuing with its integration plan, Givaudan announced the closure of the flavour production site in Owings Mills, USA, following the expansion of the US-based production sites in Devon and East Hanover. In the developing markets, the production capacity in Indonesia was expanded and in Shanghai, Givaudan invested in an expansion of its science and technology laboratories.

Outlook

For the full year 2009, Givaudan is confident to outgrow the underlying market, based on brief pipeline and new wins.

The integration achievements have reinforced Givaudan's unique platform for accelerated growth and performance improvement. The company is confident to achieve the announced savings target of CHF 200 million by 2010 and therefore to reach its pre-acquisition EBITDA margin level of 22.7% by 2010.

In a challenging environment, Givaudan continues to focus on its growth initiatives to increase its share in developing countries and in key market segments over the coming five years.

Key Figures in actual terms

in Mio CHF except per share data	2008	2007
Group sales	4,087	4,132
Fragrance sales	1,898	1,899
Flavour sales	2,189	2,233
Gross profit	1,862	1,941
as % of sales	*45.6%*	*47.0%*
EBITDA 1)	765	680
as % of sales	*18.7%*	*16.5%*
Operating profit	379	322
as % of sales	*9.3%*	*7.8%*
Net income	111	93
as % of sales	*2.7%*	*2.3%*
Earnings per share (basic)	15.61	13.12

in Mio CHF	31 December 2008	31 December 2007
Current assets	*2,180*	*2,242*
Non-current assets	*4,817*	*5,655*
Total Assets	**6,997**	**7,897**
Current liabilities	*1,109*	*1,013*
Non-current liabilities	*3,795*	*4,202*
Equity	*2,093*	*2,682*
Total liabilities and equity	**6,997**	**7,897**

1) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

Key Figures compared to 2007 figures in pro forma terms [1)]

in Mio CHF	2008	2007[1)]
Group sales	4,087	4,366
Fragrance sales	1,898	2,027
Flavour sales	2,189	2,339
Gross profit	1,862	2,057
as % of sales	*45.6%*	*47.1%*
EBITDA at comparable basis 2) 3)	842	911
as % of sales	*20.6%*	*20.9%*
EBITDA 2)	765	911
as % of sales	*18.7%*	*20.9%*
Operating profit at comparable basis 3)	486	521
as % of sales	*11.9%*	*11.9%*
Operating profit	379	521
as % of sales	*9.3%*	*11.9%*

1) Prepared on an adjusted pro forma basis, reflecting the combined activity of Givaudan and Quest International over the periods ended 31 December 2007, excluding one-off expenses incurred in connection with the combination with Quest International, reorganisation charges and charges resulting from the accounting treatment of the transaction, and assuming that the combination had taken place as of 1 January 2007.
2) EBITDA: Earnings Before Interest (and other financial income), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.
3) Comparable EBITDA and operating profit for 2007 and 2008 excludes acquisition related restructuring expenses and non acquisition related expenses (latter only in 2007).

Fragrance Division

The Fragrance Division recorded sales in actual terms of CHF 1,898 million, which represents a growth of 7.9% in local currencies and 0.1% decline in Swiss francs. In pro forma terms and excluding the impact of discontinued ingredients, sales showed a growth of 1.7% in local currencies and a decrease of 6.1% in Swiss francs. The total impact of the streamlining of lower value adding fragrance ingredients amounted to CHF 14 million. Including this effect, pro forma sales advanced 1.0% in local currencies, but declined 6.4% in Swiss Franc.

The solid result was driven by the above market growth of Fine Fragrances which had an excellent second half year, the good growth of specialty ingredients and the Consumer Products business.

The EBITDA increased to CHF 348 million in 2008 from CHF 288 million in 2007, an increase of 20.8%. The EBITDA margin, on a comparable basis, was 21.1% in 2008, compared to 20.7% in pro forma terms reported last year. The incremental integration savings in 2008 compensated for the continued pressure on the gross profit margin. On a comparable basis, the EBITDA was CHF 400 million in 2008, below the CHF 420 million in pro forma terms reported last year.

The operating income increased to CHF 153 million from CHF 118 million last year, an increase of 29.7%. The operating margin, on a comparable basis, increased to 12.1% in 2008 versus 11.5% in 2007. On a comparable basis, the operating income was CHF 230 million in 2008, below the CHF 234 million in pro forma terms reported last year.

By the end of the year, the Division completed the consolidation of creation, development and commercial activities of Givaudan and former Quest International in all key markets. Significant investments were made to further upgrade the European Consumer Products Creation Centre in Argenteuil, France.

The new Consumer Products Creation Centre in East Hanover, New Jersey was fully operational in late 2008. This new facility increases considerably Givaudan's evaluation, laboratory and science capabilities in North America.

The first phase of the expansion of the production site at Mount Olive, USA was completed in June and the second phase, planned for mid-2009, will allow the full consolidation of the complete Givaudan compounding activities in North America. In line with the strategy to have a competitive ingredients palette for perfumers the closure of the commodity ingredients manufacturing site in Lyon, France was announced in October and should be completed by the end of March 2009.

Flavour Division

The Flavour Division reported sales of CHF 2,189 million, representing a growth of 5.8% in local currencies and a decline of 2.0% in Swiss francs. In pro forma terms, excluding the discontinuation of commodity ingredients and the St. Louis divestment, sales increased 3.1% in local currencies. All regions recorded good sales growth in 2008 supported by new business wins across all segments.

Including this effect, pro forma sales growth recorded 1.0% in local currencies and a decline of 6.4% in Swiss franc. The total impact of the streamlining of lower value adding flavour ingredients and the divestiture in February 2008 of the manufacturing site based in St. Louis, USA amounted to CHF 47 million.

Despite adverse economic conditions, sales in mature markets of Europe and North America increased due to a strong inflow of new wins. Sales grew across all segments, led by double-digit growth in Snacks and high single-digit growth in the Savoury and Dairy segments.
The Food service and Health and Wellness categories showed significant double-digit growth, in line with the Division's growth initiative.

The EBITDA increased to CHF 417 million in 2008 from CHF 392 million in 2007, an increase of 6.4%. The EBITDA margin, on a comparable basis, was 20.2% in 2008, compared to 21.0% in pro forma terms reported last year. On a comparable basis, the EBITDA was CHF 442 million in 2008, below the CHF 491 million in pro forma terms reported last year.

The operating income increased to CHF 226 million from CHF 204 million last year, an increase of 10.8%. The operating margin, on a comparable basis, decreased to 11.7% in 2008 versus 12.3% in 2007. On a comparable basis, the operating income was CHF 256 million in 2008, below the CHF 287 million in pro forma terms reported last year.

During the course of 2008, the Flavour Division focused on launching key universally popular flavours through its TasteEssentials™ programme for citrus, vanilla and chicken. This was achieved thanks to novel ingredients introduced in 2008 and innovative consumer research, demonstrating global leadership in those flavour families.

New innovative ingredients were developed to enable flavourists to create superior dairy, tea and coffee flavour profiles with enhanced palatability, authenticity, stability and cost effectiveness. The new SunThesis™ Citrus product line offers cost-effective, authentic natural replacements for lemon oils, as prices spiked in 2008 due to a worldwide shortage.

Continuous investment in TasteSolutions™ for salt reduction, sweetness enhancement and bitterness masking, led to the introduction of breakthrough flavour systems. This resulted in double-digit sales growth in the strategic area of Health and Wellness applications.

The CulinaryTrek™ Chicken programme was conducted in ten key mature and developing markets supported by an in-house global ethnographic study. This led to the development of new flavours by combining this consumer understanding knowledge with sensory exploration and technology. The programme further strengthens Givaudan's competitive advantage in this area.

In 2008, the Flavour Division held its global ChefsCouncil™ event in Spain at the development centre for El Bulli, one of the world's most regarded restaurants. Other highlights included a TasteTrek™ Citrus, which was conducted in partnership with the University of California, Riverside. It is the home of the world's largest citrus collections and a key strategic alliance partner for Givaudan. During the last quarter of 2008, the Division launched its ByNature™ range of natural meat and poultry flavours in Europe to meet increasing consumer demand. The breakthrough EverCool™ (mint and cooling) product portfolio, based on patented flavour development expertise and molecular biology technology, has resulted in significant successes in chewing gum applications. This important achievement solidifies Givaudan's leadership position in cooling agents.

Delivery systems are critical to enhance the flavour performance in food and beverage applications. Combining Givaudan's and former Quest's expertise, the PureDelivery™ portfolio of industry leading delivery solutions was launched.

This afternoon, 17 February 2009 at 15.00 CET, a conference call will be broadcasted on Givaudan's internet site http://www.givaudan.com

Available Documents and Links:
Annual & Financial Report 2008
Full Year 2008 Results Presentation

For further information please contact:
Peter Wullschleger, Givaudan Investor & Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com



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Nine months 2008 sales: accelerated growth momentum

Geneva, 8 October 2008. In the first nine months of 2008, the business of Givaudan has again proven resilient with above market growth. In a difficult economic environment, Givaudan achieved sales of CHF 3,149 million, an increase of 9.8% in local currencies and 1.4% in Swiss francs.

On a pro forma basis, as if Quest had already been consolidated since 1 January 2007 and excluding the impact of the portfolio streamlining, sales grew 3.4% in local currencies.

The integration achievements have reinforced Givaudan's confidence that the combined capabilities and talents offer a unique platform for accelerated growth and performance improvement. The company is confident to achieve the announced savings target of CHF 200 million by 2010. Givaudan is well positioned to again grow above market as of 2009 and to reach pre-acquisition margin levels by 2010. In the coming five years, 2009-2013, Givaudan aims at creating CHF 620 million of incremental sales on top of the market growth. These incremental sales are expected to stem from a bigger share in developing countries, a strategic move into regional and smaller clients as well as an incremental share with top tier customers, feminine fine fragrances, in household products and food service. Furthermore Givaudan has made substantial progress in developing the market of health and wellness; mainly in the areas of sugar and salt reduction.

Sales January – September in actual terms [1)]

in millions CHF	2008	2007	Change in %	
			In CHF	in local currencies
Fragrance Division	1,463	1,430	2.3	10.7
Flavour Division	1,686	1,675	0.7	9.0
Total	**3,149**	**3,105**	**1.4**	**9.8**

1) In actual terms, 2007 sales contain first nine months sales 2007 of Givaudanand March to September 2007 sales of Quest.

Sales January – September in pro forma terms [2)]

in millions CHF	2008	2007	Change in %		
			In CHF	in local currencies	In local currencies, excluding streamlining
Fragrance Division	1,463	1,559	-6.2	1.5	2.1
Flavour Division	1,686	1,781	-5.3	2.6	4.5
Total	**3,149**	**3,340**	**-5.7**	**2.1**	**3.4**

2) The pro forma figures shown in the table above assume that the Quest acquisition had occurred on 1 January 2007.

Fragrance Division

The Fragrance Division recorded nine months sales of CHF 1,463 million, which represents a growth of 1.5% in local currencies and a decline of 6.2% in Swiss Francs. Excluding the impact of the portfolio streamlining, sales grew 2.1% in local currencies. All core businesses, Consumer Products, Fine Fragrances and specialty ingredients showed a healthy growth.

Fine Fragrances

Fine Fragrance sales continue to show an improving trend. Year to date sales now show modest growth compared to last year as the launch of new wins more than offset the underlying market weakness. In spite of the difficult economic environment in North America, sales growth was well above market, driven by new launches at several of the company's key accounts. In Europe growth was more modest, whilst Latin American sales were in line with last year.

Consumer Products

The Consumer Products business unit delivered good growth, driven by both, international and regional customers. In Asia Pacific sales showed growth across all customer groups, driven by solid results in India, Indonesia and Vietnam. Strong growth in the markets of Eastern Europe and Africa more than offset the somewhat weaker performance in the Middle East countries and in some West European markets. In Latin America, the strong growth of Mexico and Venezuela could not offset the weaker sales in Brazil and Argentina, leading to a marginal decline. Sales in North America are slightly below last year, despite strong results achieved with local customers.

The strongest sales performance was recorded in the fabric and personal care segments.

Fragrance Ingredients

Sales of fragrance ingredients continued to grow above prior year, driven by the continued good double digit performance of specialities. The discontinuation of sales of lower value adding ingredients amounted to CHF 9 million.

Flavour Division

The Flavour Division recorded nine months sales of CHF 1,686 million, an increase of 2.6% in local currencies and a decline of 5.3% in Swiss Francs. In the first nine months, the discontinuation of commodity ingredients and the St. Louis divestment impacted sales by CHF 33 million. Excluding this effect, the Flavour Division would have reached a growth of 4.5% in local currencies.

Globally, sales developed positively, driven by double digit growth in the developing markets of Europe, Africa, the Middle East and Asia Pacific. Continued strong performance in North America was driven by new wins in the foodservice and snack segments, whilst Latin American sales were slightly ahead of prior year strong comparables. All major segments delivered good growth for the first nine months with strong results coming from the savoury, snack and food service segments.

AsiaPacific

Sales in Asia Pacific grew at a mid single digit rate during the first nine months, despite a very strong prior year comparable. The developing markets of India and Indonesia delivered exceptional performance, posting strong growth rates, whilst the mature markets growth was hampered by Japan's weak beverage consumption. From a business segment perspective, all major segments grew well, with the strongest performance coming from savoury and confectionery.

Europe, Africa and Middle East

European sales continued to deliver solid performance, resulting in a mid single-digit growth. The developing markets of Africa, Middle East, Central and Eastern Europe grew at double digit rates, whilst the mature markets posted low single digit growth. All major segments showed a good performance thanks to new wins and the growth of existing business, especially in savoury, snacks and beverages.

North America

Nine month sales in North America showed solid growth as a result of strong gains from new wins in the savoury, snack and dairy segments, whilst the beverage and confectionery segments declined. In food service, several new wins resulted in high double digit sales gains.

Latin America

Latin American sales grew despite strong comparables. Argentina continued to post double digit growth rates, driven by new wins and growth from existing business. Overall beverage sales delivered a high single digit growth rate, whilst savoury and dairy posted moderate growth.

For further information please contact:
Peter Wullschleger, Givaudan Investor & Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com



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Half Year Results 2008: Integration on track - profitability further improved

- Sales up 13.5% in local currencies and 4.5% in Swiss francs to CHF 2,095 million
- Sales up 3.0% in local currencies on a comparable pro forma basis
- Comparable pro forma EBITDA margin improved by 1.2 percentage points to 22.5%
- Net profit increased by 13.3% to CHF 94 million
- Integration on track: CHF 50 million in incremental synergies, CHF 35 million cost

Geneva, 5 August 2008. In the first half year 2008, the business of Givaudan has proven resilient with above market growth in a difficult economic environment.

Sales totalled CHF 2,095 million, representing a growth of 13.5% in local currencies and 4.5% in Swiss francs. On a pro forma basis – which reflects the combined activity of Givaudan and Quest over the period ending 30 June 2008 and assumes that the acquisition had taken place on 1 January 2007 - sales increased by 3.0% in local currencies and excluding the ongoing portfolio streamlining. Including this effect, sales on a pro forma basis increased 1.7% in local currencies and declined by 6.5% in Swiss francs.

This good performance again reflects the strong complementarities of the combined businesses as well as the effective integration process which created practically no disruption. The EBITDA and operating profit margins in comparable pro forma terms improved by 1.2 and 0.4 percentage points respectively, despite rising raw material, energy and transportation costs. Net profit increased by 13.3% to CHF 94 million. Earnings per share were CHF 13.22.

Sales

Fragrance Division sales reached CHF 962 million, growing 14.7% in local currencies and 5.7% in Swiss francs. On a pro forma basis and excluding the impact of discontinued ingredients, sales showed a growth of 1.1% in local currencies and a decrease of 7.0% in Swiss francs. The moderate local currency growth was driven by the solid performance of the Consumer Products business and a double-digit sales growth in specialty ingredients. Sales in Fine Fragrances declined compared to prior year particularly due to heavy de-stocking in the earlier part of the year. Growth in the second quarter, driven by new launches, compensated substantially for this decline.

Flavour Division sales totalled CHF 1,133 million, representing a growth of 12.6% in local currencies and 3.4% in Swiss francs. On a pro forma basis and excluding the discontinuation of commodity ingredients and the St. Louis divestment, sales increased 4.6% in local currencies and declined by 3.9% in Swiss francs.

Asia Pacific reported a single-digit growth rate in the first six months versus good 2007 comparables. Accelerating growth in the second quarter driven by growth of the existing business and new wins in all major segments fuelled sales performance in the European and North American regions. Despite uncertainty about the macro-economic environment in the

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USA, the region continued to deliver strong incremental revenue from new wins. Latin America delivered strong growth in the second quarter, offsetting a weak performance in the first quarter.

Gross Profit

The gross profit margin on a pro forma basis declined from 47.6% to 46.5%. As a result of increasing raw material, energy and transportation costs, Givaudan will continue to pursue price increases, whilst maintaining tight cost control and pursuing further efficiency gains.

Earnings before Interest, Tax, Depreciation and Amortisation

The EBITDA increased to CHF 444 million from CHF 338 million, an increase of 31.4%.
The EBITDA margin, on a comparable basis, increased to 22.5% from 21.3% in pro forma terms reported last year, mainly as a result of integration savings. On a comparable basis, the EBITDA was CHF 472 million, slightly below the CHF 478 million in pro forma terms reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the EBITDA on a comparable pro forma basis increased by 6.3%.

Operating Profit

The operating profit rose to CHF 238 million from CHF 186 million last year, an increase of 28.0%.
The operating margin, on a comparable basis, increased to 13.0% from 12.6% in pro forma terms reported last year, mainly as a result of integration savings. On a comparable basis, the operating profit was CHF 273 million, below the CHF 283 in pro forma terms million reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the operating profit on a comparable pro forma basis increased by 8.4%.

Cash Flow

Operating cash flow amounted to CHF 93 million compared to CHF 157 million in 2007, including a step change in the working capital requirements to bring the acquired business to the high Givaudan service level standard, as well as a temporary effect caused by the integration and the SAP implementation projects. Capital expenditures increased to CHF 130 million compared to CHF 110 million last year, mainly driven by integration related investments.

Net Profit

Net profit increased by 13.3% to CHF 94 million, resulting in a margin of 4.5%. Basic earnings per share increased to CHF 13.22.

Integration Progress

The first major phase of the integration has been successfully completed after more than a year, with the complete integration of the commercial and administrative areas. Further progress is being made on the initiatives related to purchasing, supply chain and IT systems. Incremental savings of CHF 50 million were achieved during the first six months of 2008. The company is well on track to achieve the targeted CHF 130 million savings at the end of 2008. Integration related costs amounted to CHF 35 million in the first six months of the year, in line with the overall plan.
The global business transformation project Outlook - to implement a SAP-based system supporting the supply chain, regulatory and finance processes - is on time and on budget.
In early May, the system went successfully live in France, giving full confidence for the further roll out phases. In 2008 and 2009, all facilities in Europe will be migrated, followed by North America in 2009, Latin America in 2010 and Asia Pacific in 2011.

Outlook

For the full year 2008, Givaudan is confident to grow its sales in line with the market, excluding the ongoing product streamlining and the divestiture of the St. Louis facility in the USA.
The company applies its successful profitability improvement strategy to the new, combined portfolio by streamlining lower value adding products. In 2008, these streamlining activities and the divestiture of St. Louis are expected to amount to CHF 68 million.

Givaudan is confident to achieve the savings target of CHF 200 million by 2010 with total projected integration costs of CHF 440 million. The integration achievements have reinforced Givaudan's confidence that the combined capabilities and talents offer a unique platform for accelerated growth and performance improvement. The company is well positioned to grow again above market beginning in 2009 and to reach pre-acquisition margin levels by 2010.

Key Figures in actual terms

in Mio CHF except per share data	**HY 2008**	**HY 2007**
Group sales	2,095	2,005
Fragrance sales	962	909
Flavour sales	1,133	1,096
Gross profit	974	952
as % of sales	*46.5%*	*47.5%*
EBITDA 1)	444	338
as % of sales	*21.2%*	*16.9%*
Operating profit	238	186
as % of sales	*11.4%*	*9.3%*
Net income	94	83
as % of sales	*4.5%*	*4.1%*
Earnings per share (basic)	13.22	11.72

in Mio CHF	**30 June 2008**	**31 December 2007**
Current assets	*2,207*	*2,242*
Non-current assets	*5,217*	*5,655*
Total Assets	**7,424**	**7,897**
Current liabilities	*1,110*	*1,013*
Non-current liabilities	*3,899*	*4,202*
Equity	*2,415*	*2,682*
Total liabilities and equity	**7,424**	**7,897**

1) EBITDA: Earnings Before Interest (and other financial income and expense), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

Key Figures in actual / pro forma terms 1) 4)

in Mio CHF except per share data	**HY2008 Actual**	**HY 2007 1) 4) pro forma**
Group sales	2,095	2,239
Fragrance sales	962	1,038
Flavour sales	1,133	1,201
Gross profit	974	1,065
as % of sales	*46.5%*	*47.6%*
EBITDA at comparable basis 2) 3)	472	478
as % of sales	*22.5%*	*21.3%*
EBITDA 2)	444	471
as % of sales	*21.2%*	21.0%

Operating profit at comparable basis 3)	273	283
as % of sales	*13.0%*	*12.6%*
Operating profit	238	276
as % of sales	*11.4%*	*12.3%*
Net income	94	141
as % of sales	*4.5%*	*6.3%*
Earnings per share (basic)	13.22	19.77

1) On 2 March 2007 Givaudan acquired 100% control of UK-based Imperial Chemical Industries PLC fragrances and flavours business. The 2007 income statement key figures shown in the table above are pro forma information derived from the Consolidated Income Statement as if the acquisition had occurred on 1 January 2007.

2) EBITDA: Earnings Before Interest (and other financial income and expense), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

3) Comparable EBITDA and operating profit for 2007 and 2008 exclude acquisition related expenses and non acquisition related expenses (2007 only).

4) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulted in adjustments to the 2007 financial results (see Note 4 of the interim financial report).

On 5 August 2008 at 15.00 CET a conference call between the company and analysts and investors will also be broadcasted on Givaudan's web site http://www.givaudan.com.

Available Documents as downloadable files:
Half Year Report 2008
Half Year Results 2008 Presentation

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Leading Sensory Innovation



New agreement in fragrances with Colgate Palmolive

Geneva, Switzerland, 13 May 2008 – Givaudan has signed a new agreement with Colgate Palmolive as a collaborative partner for their internal fragrances development team on all their categories around the world.

Givaudan will set up a dedicated global account team and put in place the creative process to closely work with the Colgate Internal perfumery resources. Givaudan will support Colgate to create the best portfolio of winning fragrances with strong consumer appeal, furthering the growth of both companies' business in all regions globally.

For further information please contact:
Peter Wullschleger, Givaudan Investor & Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Share Price

GIVN: 1015.00 (19.00)
Updated 13/05/2008 17:31 CET



First Quarter 2008 Sales - Sales Growth on Track with Target

Geneva, 4 April 2008. In the first quarter of 2008, Givaudan achieved sales of CHF 1,052.8 million, an increase of +27.2% in local currencies and +18.3% in Swiss francs.

On a pro forma basis, as if Quest had already been consolidated since 1 January 2007 and excluding the impact of the portfolio streamlining, sales grew +1.9% in local currencies. The integration of Quest International is progressing well. Givaudan reconfirms the amounts and the planned phasing of its estimated savings and integration costs, published at the 2007 Full Year Results.

For 2008, Givaudan expects to grow its sales in line with the market when excluding the impact of the announced CHF 114 million of portfolio streamlining and business divestiture. Givaudan confirms that it is on track to generate the expected CHF 200 million integration synergies and to reach pre-acquisition margin levels by 2010. CHF 130 million of integration synergies are expected to be achieved in 2008.

Sales January – March in actual terms [1)]

in millions CHF	2008	2007	Change in %	
			In CHF	in local currencies
Fragrance Division	489.1	401.3	+21.9%	+30.6%
Flavour Division	563.7	488.7	+15.4%	+24.3%
Total	**1,052.8**	**890.0**	**+18.3%**	**+27.2%**

1) In actual terms, 2007 sales contain first quarter sales 2007 of Givaudan and March 2007 sales of Quest.

Sales January – March in pro forma terms [2)]

in millions CHF	2008	2007	Change in %	
			In CHF	in local currencies
Fragrance Division	489.1	530.5	-7.8%	-1.1%
Flavour Division	563.7	594.4	-5.2%	+2.2%
Total	1,052.8	1,124.9	-6.4%	+0.7%

2) The pro forma figures shown in the table above assume that the Quest acquisition had occurred on 1 January 2007.

Fragrance Division

The Fragrance Division recorded sales of CHF 489.1 million, which represents an increase of 30.6% in local currencies.
In pro forma terms, as if Quest had already been consolidated since 1 January 2007, sales declined by 0.5% in local currencies and 7.4% in Swiss Francs, on a comparable basis and excluding the impact of the portfolio streamlining of commodity ingredients. The sales impact of these discontinued ingredients during the first three months amounted to CHF 3.3 million. Including this effect, the decline was 1.1% in local currencies and 7.8% in Swiss Francs.

Fine Fragrance sales declined compared to prior year's strong first quarter in both regions. The European and North American markets suffered substantially during the year-end holiday season, resulting in a decline due to the high inventory levels. The strong growth of previous year's quarter in Latin America could not be repeated; consequently, the sales development was flat.

The **Consumer Products** business unit delivered good growth against strong prior year comparables. Asia Pacific showed growth across all customers groups, especially with local and regional customers. Sales increase was particularly strong in the developing markets of China, India and Vietnam. Japan reported double digit growth.
Europe, Africa and Middle-East delivered growth across all customer groups and segments. Sales in the developing markets of Africa, Central and Eastern Europe continued their good growth pace. Sales in Latin America further increased against last year's

double digit growth. This good performance was driven by the strong development with international customers, especially in Mexico. North American sales decreased slightly against last year's double digit growth.

On a worldwide basis, the two biggest segments, fabric care and soaps, recorded the highest performance followed by the personal care segment.

Fragrance Ingredients recorded sales below prior year due to the CHF 3.3 million impact of the discontinued commodity ingredients. Specialties continued to grow at a double digit rate. Ambrofix, Peonile, Undecavertol and Javanol generated excellent sales. The recent launch of Spirogalbanone Pure in January – a classic green galbanum note – was a success, generating a lot of interest from perfumers throughout the industry. The sales of Safraleine – a new molecule with a warm, saffron, rosy character and tobacco notes – launched last year at the World Perfumery Congress, already showed good sales momentum.

Flavour Division

The Flavour Division recorded sales of CHF 563.7 million, which represents an increase of 24.3% in local currencies.

In pro forma terms, as if Quest had already been consolidated since 1 January 2007, sales increased by +4% in local currencies excluding the previously announced streamlining of commodity ingredients. The sales impact of these discontinued ingredients during the first three months amounted to CHF 10.6 million. Including this effect, the growth was +2.2% in local currencies and -5.2% in Swiss Francs.

The positive sales momentum generated in the second half of last year continued into the first quarter as volume gains and new wins from all major segments contributed, with beverages, savoury and snacks leading the way. The developing markets continued to generate significant revenue growth particularly in the European and Asian markets. In the mature markets, growth benefited from good sales momentum with existing and new flavours.

Asia Pacific
Sales in Asia Pacific showed solid growth. The developing markets of Thailand, Indonesia, Philippines and India delivered double digit growth, thanks to new wins in savoury, snacks and foodservice. The mature markets of Japan, Korea and Oceania delivered a mid single digit performance.

Europe, Africa and Middle East
European sales in both, the mature and developing markets, delivered very strong growth against an already strong prior year comparable; continuing the solid momentum of the past two years. Dairy and savoury, especially snacks, showed double digit growth. The beverage segment grew at mid single digit, continuing the strong momentum of last year.

North America
Sales in North America continued the positive momentum with a mid-single digit performance, based on good performance of existing products and new wins. All major segments performed ahead of last year, especially beverages. Snacks continued to post solid growth as a result of new wins, whilst overall savoury sales were weak. New wins drove the positive performance in dairy.

Latin America
Latin American sales, especially in Brazil, were weak against strong prior year comparables. The South Cone, mainly driven by Argentina, continues to perform well as a result of a steady flow of new wins and strong growth with existing products. Both, the beverage and savoury segments, delivered good growth for the region based on the new wins good momentum.

For further information please contact:
Peter Wullschleger, Givaudan Investor & Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Givaudan

Investor News

Givaudan SA: Annual General Meeting 2008

Geneva, Switzerland, 26 March 2008 – The Annual General Meeting of Givaudan SA, the world leader in fragrances and flavours, took place in Geneva on 26 March 2008. It was attended by 150 shareholders, representing 2,659,001 (36,57% of a total of 7,270,340 registered shares).

The shareholders' meeting approved the annual report and the annual accounts for 2007 and released the Board of Directors. In 2007, Givaudan realised a net profit of CHF 96 million.

The shareholders approved an increase of the ordinary dividend from CHF 18.80 in 2007 to CHF 19.50 in 2008 per registered share. It will be paid on 31 March 2008.

The Annual General Meeting elected Dr Nabil Sakkab as a new director to replace Dr Andres F. Leuenberger and re-elected Prof Henner Schierenbeck for another term to the Board of Directors of Givaudan.

The shareholders' meeting also approved the extension of the existing authorised capital of CHF 10'000'000 until 26 March 2010.

PricewaterhouseCoopers SA was re-elected as statutory and group auditors for 2008.

For further information please contact:

Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Annual Reports

full text to be found on

http://www.givaudan.com/investor center/publications